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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 02 AND ENDING 12 / 31 / 02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Melvin Specialists, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Boulevard, Suite 1146
(No. and Street)


RECEIVED
MAR 0 3 2003
PROCESSING
SECTION
203

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Kenneth (312) 994-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - if individual, state last, first, middle name)

30 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

BB 11/20

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David J. Kenneth**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Melvin Specialists, L.L.C.**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
BETTYANN ROGINIC
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-27-2004



Signature

Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Melvin Specialists, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Melvin Specialists, L.L.C. as of December 31, 2002, and the related statements of operations, members' capital, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Melvin Specialists, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
February 7, 2003

MELVIN SPECIALISTS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$	557,256
Receivable from clearing organizations		733,794
Securities owned, at market value		116,258
Due from affiliate		17,273
Deposits with clearing organizations		335,421
Exchange memberships, at cost (market value $65,000)		251,300
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $59,234		148,327
Other assets		104,872
	$	2,264,501

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Payable to clearing organizations	$	20,775
Securities sold, not yet purchased, at market value		33,134
Accounts payable and accrued expenses		475,441
Due to affiliate		7,892
		537,242
Liabilities subordinated to claims of general creditors		450,000
Members' Capital		1,277,259
	$	2,264,501

The accompanying notes are an integral part of these financial statements.

MELVIN SPECIALISTS, L.L.C.

STATEMENT OF OPERATIONS
Year Ended December 31, 2002

Revenue:	
Trading gains and losses, net	$ 5,914,637
Interest and dividend income	24,978
Other	714,400
Total revenue	6,654,015
Expenses:	
Employee compensation and related benefits	2,542,947
Commissions, order flow, floor brokerage and clearance	3,001,943
Professional fees	110,149
Rent and occupancy	335,153
Interest and dividend expense	117,561
Impairment loss	40,101
Other	500,970
Total expenses	6,648,824
Net income	$ 5,191

The accompanying notes are an integral part of these financial statements.

MELVIN SPECIALISTS, L.L.C.

STATEMENT OF MEMBERS' CAPITAL
Year Ended December 31, 2002

	General Member	Class B Members	Total
Balance, December 31, 2001	$ 1,086,932	$ 185,136	$ 1,272,068
Net income	4,672	519	5,191
Balance, December 31, 2002	**$ 1,091,604**	**$ 185,655**	**$ 1,277,259**

The accompanying notes are an integral part of these financial statements.

MELVIN SPECIALISTS, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2002

Balance, December 31, 2001	$	400,000
Issuance of subordinated note		350,000
Payment of subordinated note		(300,000)
Balance, December 31, 2002	$	450,000

The accompanying notes are an integral part of these financial statements.

MELVIN SPECIALISTS, L.L.C.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash Flows From Operating Activities	
Net income	$ 5,191
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	39,629
Impairment loss on unamortized goodwill and intangible assets	40,101
Loss from sale of exchange memberships	168,600
(Increase) decrease in operating assets:	
Receivable from and payable to broker-dealers and clearing organizations, net	2,429,096
Securities owned	1,911,252
Due from affiliate	11,454
Deposits with clearing organizations	141,677
Other assets	54,066
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased	(2,582,227)
Accounts payable and accrued expenses	(289,496)
Due to affiliate	(3,463)
Net cash provided by operating activities	1,925,880
Cash Flows From Investing Activities	
Proceeds from sale of exchange membership	117,000
Purchase of furniture and equipment	(41,095)
Net cash provided by investing activities	75,905
Cash Flows From Financing Activities	
Payments on demand note payable	(1,500,000)
Proceeds from issuance of subordinated note	350,000
Payment on subordinated note	(300,000)
Net cash used in financing activities	(1,450,000)
Net increase in cash and cash equivalents	551,785
Cash and cash equivalents:	
Beginning of year	5,471
End of year	$ 557,256
Supplemental Disclosures of Cash Flow Information	
Cash payments for interest	$ 111,893

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business

Melvin Specialists, L.L.C. (the Company), is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. (NASD). The Company is a member of, and conducts business as a specialist on, the Chicago Stock Exchange, Inc. (CHX) and the Boston Stock Exchange (BSE). The clearing and depository operations for the Company's proprietary transactions are performed by the National Securities Clearing Corporation (NSCC) and the Depository Trust Company (DTC).

Note 2. Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all demand deposits and investments with daily maturities to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Revenue recognition: Securities transactions and related income and expenses are recorded on the trade-date basis.

Included in other income is an amount related to the Company's sale of trading rights of certain securities, which the Company maintained on the Chicago Stock Exchange.

Securities transactions: Securities owned and securities sold, not yet purchased, are corporate stocks which are recorded at market value. The resulting differences between cost and market value are included in trading gains.

Exchange memberships: Exchange memberships are carried at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment in value occurred in 2002. Market values are based on the last quoted sale.

Furniture, equipment and leasehold improvements: Furniture and equipment consist of furniture and computer equipment and are being depreciated on a straight-line basis over the useful lives of the assets. Leasehold improvements are being amortized over the life of the lease.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The members separately account for the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for federal income taxes.

Note 3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of:

	Receivable	Payable
Receivable from and payable to clearing organizations	$ 702,650	$ 2,722
Securities failed-to-deliver/failed to receive	31,144	18,053
Total	$ 733,794	$ 20,775

Note 4. Related Parties

For the year ended December 31, 2002, the Company paid an affiliate for certain shared administrative costs totaling $21,974 with $7,892 accrued as of December 31, 2002. The Company also charged an affiliate for certain shared administrative costs. The amount due from the affiliate at December 31, 2002 for shared administrative costs totaled $17,273.

The Company also paid an affiliate $29,354 in management fees for the year ended December 31, 2002.

Note 5. Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordination agreements at December 31, 2002, are in the form of a revolving subordinated demand note, not to exceed $500,000, bearing interest at a market related floating rate, due August 15, 2003. Borrowings are guaranteed by the Company's members in relation to their respective ownership percentages. The balance outstanding under this agreement was $450,000 at December 31, 2002. Interest expense for the year ended December 31, 2002 was $51,225.

The subordinated borrowings are covered by agreements approved by the Company's designated self-regulatory organization and, thus, are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid and repayment may be extended.

Note 6. Commitments and Contingencies

The Company has leased its office space and equipment under operating leases that expire between September 1, 2004 and June 30, 2006 and require various minimum annual rentals.

The total minimum rental commitment at December 31, 2002 is due as follows:

During the year ending December 31:	
2003	$ 298,645
2004	260,374
2005	167,876
2006	85,179
	$ 812,074

Note 6. Commitments and Contingencies (continued)

An affiliated entity occupies and uses a majority of the leased office space and equipment. The required monthly lease payments for the office space and equipment is being paid for by the affiliated entity.

The total rental expense included in the statement of operations for the year ended December 31, 2002 was approximately $246,325.

In the ordinary course of business, the Company is involved in various legal matters or claims incidental to the normal business conducted by the Company. In the opinion of management, these matters are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes and enters into securities transactions with other members of national securities exchanges. All securities transactions are cleared through the NSCC. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from clearing organizations represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002. The Company monitors such risk on a daily basis.

Note 8. Net Capital Requirements

As a registered broker-dealer and member specialist of the CHX and BSE, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. In addition, certain clearing organizations may stipulate higher minimum net capital requirements. At December 31, 2002, the Company had net capital of $1,205,487 which was $1,105,478 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.40 to 1.

Note 9. Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement No. 142, *Goodwill and Other Intangible Assets*. Statement No. 142 is required to be applied in years beginning after December 15, 2001. Under Statement No. 142, goodwill and intangible assets that management concludes have indefinite useful lives will no longer be amortized but will be subject to impairment tests performed at least annually. Also, upon initial application, the Company is required to perform a transitional impairment test to all previously recognized goodwill and to assign all recognized assets and liabilities to reporting units.

The Company applied Statement No. 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of Statement No. 142 resulted in an increase in net income of approximately $7,000 per year. During 2002, the Company performed the first of the required impairment tests of goodwill and other intangible assets, and determined those assets to be fully impaired in value resulting in a $40,101 impairment loss for the year ended December 31, 2002.

MELVIN SPECIALISTS, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

SCHEDULE I

Total members' capital			$	1,277,259
Add:				
Subordinated borrowings allowable in the computation of net capital				450,000
Deductions and/or charges:				
Nonallowable assets:				
Due from affiliate	$	17,273		
Exchange memberships		251,300		
Furniture, equipment and leasehold improvements		148,327		
Other assets		104,872		521,772
Net capital				1,205,487
Minimum net capital requirement				100,000
Excess net capital			$	1,105,487
Aggregate indebtedness:				
Due to affiliate			$	7,892
Accounts payable and accrued expenses				475,441
Total aggregate indebtedness			$	483,333
Ratio of aggregate indebtedness to net capital				0.40 to 1
Additional memo haircuts for equity withdrawal purposes:				
Haircut on securities			$	17,593

Statement pursuant to Paragraph (d) of rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Focus report as of December 31, 2002, filed January 28, 2002.

MELVIN SPECIALISTS, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2002

SCHEDULE II

Not required as the Company carries no customer accounts nor does it hold customer funds or securities.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2002

SCHEDULE III

Not required as the Company carries no customer accounts nor does it hold customer funds or securities.

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Melvin Specialists, L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Melvin Specialists, L.L.C. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, the Chicago Stock Exchange, Inc., the Boston Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 7, 2003

McGladrey & Pullen
Certified Public Accountants

Melvin Specialists, L.L.C.

Financial Report
December 31, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH. D.C.
203
SECTION

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.